OAKWOOD ACQUISITION CORPORATION
                       9545 Wilshire Boulevard
                             Suite 612
                      Los Angeles, California 90212


                         January 11, 2011

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

          Re: Oakwood Acquisition Corporation
              Registration Statement on Form 10
              File No. 000-54147

To the Securities and Exchange Commission:

     Oakwood Acquisition Corporation (the "Company") has filed with the Securities and Exchange Commission (the "Commission") its registration statement on Form 10 file no. 000-54147 (the "Registration Statement"). In regard to the Registration Statement, the Company and its management acknowledge that:

     Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,
                                OAKWOOD ACQUISITION CORPORATION



                                By: James M. Cassidy
                                      President